Exhibit 99.1

181 University Ave., Suite 2000
Toronto, ON M5H 3M7
Tel: 416.703-6298
Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD REPORTS THIRD QUARTER 2012 PRODUCTION OF 20,939 OUNCES OF GOLD, COMPANY REMAINS ON TRACK TO ACHIEVE 2012 PRODUCTION GUIDANCE

•                  Gold production for third quarter 2012 of 20,939 ounces, up from 18,833 ounces for the same quarter in 2011

•                  Gold poured during third quarter 2012 of 20,665 ounces, while gold sales totaled 20,450 ounces at an average gold price of US$1,665 per ounce

•                  Record quarterly mill performance with average throughput of 2,108 tonnes per day and average recoveries of 97.1%

•                  Company remains on track to achieve 2012 production guidance

•                  Cash and bullion inventory at September 30, 2012 of approximately $90.0 million, $35 million standby line remains undrawn.

TORONTO, ONTARIO— (Marketwire — October 10, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE MKT:LSG) (“Lake Shore Gold” or the “Company”) today announced details of the Company’s operating results for the third quarter of 2012. A total of 20,939 ounces of gold was processed, an 11% increase from the 18,833 ounces processed during the third quarter of 2011. Mill throughput during the third quarter of 2012 totaled 193,999 tonnes at an average grade of 3.5 grams per tonne. The Company’s milling facility continued to perform well, with record average mill throughput of 2,108 tonnes per day and average recoveries of 97.1%. Total gold poured for the third quarter 2012 totaled 20,665 ounces, while gold sales totaled 20,450 ounces at an average price of US$1,665 per ounce.

For the first nine months of 2012, 537,723 tonnes were processed at an average grade of 3.7 grams per tonne for 62,047 ounces of recovered gold. Gold poured totaled 61,143 ounces with gold sales of 63,839 ounces at an average price of US$1,649 per ounce. The Company remains on track to achieve its full-year 2012 production guidance.

	Q3/12	Q3/11	Q2/12
Tonnes milled	193,999	173,877	183,215
Tonnes per day	2,108	1,777	2,013
Average recovery (%)	97.1	96.3	96.8
Average grade (grams per tonne)	3.5	3.5	4.3
Gold Production (ounces)	20,939	18,833	24,426
Gold Poured (ounces)	20,665	16,693	24,298
Gold Sales (ounces)	20,450	16,570	24,915
Gold Price (US$ per ounce)	1,665	884	1,605

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Grades during the third quarter of 2012 at Timmins West Mine continued to reconcile well with the reserve estimate. The average grade for the quarter was lower than the previous quarter mainly due to more mining in lower-grade areas of the Timmins West Mine reserve and the Bell Creek Mine resource. We advanced lower-grade areas of the Timmins West Mine, mainly at Thunder Creek, as a result of taking additional time to increase the drill density in certain high-grade areas of the UM Complex at the Timmins Deposit. These are important areas and we are doing the work required to maximize production and minimize dilution when these blocks are mined. Looking ahead, we continue to make good progress with our drilling and development programs at Timmins West Mine and our mill expansion, which will position us to achieve our 2012 production guidance as well as strong production growth in 2013.”

Details of the Company’s financial performance, including capital and operating costs, will be included in its third quarter and nine month 2012 financial results to be released in early November.

As previously announced, Mario Stifano, Vice-President and Chief Financial Officer, has resigned from the Company to become Chief Executive Officer of a private company focused on mineral exploration. Mr. Stifano’s resignation is effective October 10, 2012.

Qualified Person

Mine development and operating activities at the Company’s Timmins assets are conducted under the supervision of Dan Gagnon, Senior Vice-President, Operations. Mr. Gagnon is a qualified person as defined by National Instrument 43-101 and has reviewed and approved the information included in this news release.

About Lake Shore Gold

Lake Shore Gold is a mine development and operating company that is in production and pursuing rapid growth through the advancement of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE MKT under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets.

Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and ot her regulatory filings with the Securities and Exchange Commission.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com